GREY CLOAK TECH INC

10300 W. Charleston Blvd.

Las Vegas, NV 89135

June 3, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. Matthew Crispino, Attorney - Advisor

Re: Grey Cloak Tech Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed on May 12, 2015

File No. 333-202542

Dear Mr. Crispino:

This letter sets forth the responses of Grey Cloak Tech Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of May 27, 2015. Each numbered paragraph below responds to the comment having the same number in the May 27, 2015 comment letter.

Summary of Prospectus, page 5

1.	We note your response to prior comment 6 and reissue the comment, in part. We note your statement that the base version of the software was modified for your customer and that the software is available, but it is unclear whether your software is operational and available for sale to be used by other companies. Please revise to clarify. Also revise to disclose your net losses for the most recent period and your accumulated deficit.

RESPONSE: See revision to clarify and added disclosure.

2.	We note your response to prior comment 7 and reissue the comment. In this regard, we note the statement on page 8 that based on your cash position of $295,913, your management believes the company will be able to maintain operations for a period of twelve months. However, on page 38, you state that “[t]he minimum period of time we will be able to conduct planned operations using currently-available capital resources is approximately eight months.” Please state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources in the prospectus summary and revise to clarify the two statements referenced above.

RESPONSE: See revision to clarify.

Risk Factors, page 8

  We note your response to prior comment 9 and reissue the comment. In this regard, we note that many of your risk factors continue to repeat the same risks in multiple risk factors. We note, for example, the following risk factors.

    “General domestic and international economic conditions…,” on page 8 repeats the risks contained in “[e]conomic uncertainties or downturns could materially adversely affect our business” on page 18.
    “Some of our competitors have significantly greater financial and marketing resources…,” on page 8 repeats the risks contained in “[w]e face intense competition…,” on page 16.
    “Our controlling stockholders have significant influence over the company,” on page 9 repeats the risks contained in “[o]ur [o]fficers and [d]irectors [c]urrently [o]wn 69.9%...,” on page 13.

Please revise to avoid repetition and consolidate the risk factors. Furthermore, certain of your risk factors are overly broad. We note, for example, the following risk factors:

•	“The company has limited operating history…,” on page 15; and
•	“If we fail to address the risks and difficulties…” on page 15.

Please revise so that each risk factor subheading conveys a specific harm that you would incur should the risks or facts disclosed materialize.

RESPONSE: See revised disclosure.

Selling Security Holders, page 21

  We note you response to prior comment 12. Please revise the disclosure on page 22 to state that the selling stockholder table is as of March 31, 2015, as it currently states that the selling stockholder table is as of February 9, 2015.

RESPONSE: See revision. The table was as of March 31, 2015.

Selling Stockholders, page 22

  We note that you have removed KBK Ventures Inc. and Victory Fund LLC from the selling stockholder table and attributed the share ownership to Messrs. Bromberg and Rudden, respectively. To the extent KBK and Victory are offering shares held in their name, the entities should remain listed in the selling stockholder table, and the number of shares offered by each entity should be listed separately. Beneficial ownership may be attributed to Messrs. Bromberg and Rudden under the “Number of Common Shares Beneficially Owned Before Offering” and “Number of Common Shares beneficially Owned If All Shares Are Sold In The Offering” columns. Please revise, or advise.

RESPONSE: See revised disclosure.

  We note your disclosure identifying the individuals who manage each of KBK Ventures Inc., Victory Fund LLC, Glaxious Group LLC, First Capital Properties and Village Partners LLC. Please revise to identify the individual who holds voting power with respect the shares held by each entity.

RESPONSE: See revised disclosure.

  Please note that certain family members are deemed to beneficially own the shares held by other family members. Please ensure that your table is accurate in this regard and confirm this in your response letter. Refer to Rule 13d-3 under the Exchange Act and SEC Release 33-4819.

RESPONSE: Based on the knowledge of the Company, none of shares that related family members own are beneficial owned by another related family member. All shareholders are adults and to the best of our knowledge the shareholders are making their own individual investment decisions.

Information with Respect to the Registrant

Description of Business, page 28

  You state on page 36 that you entered into a contract for sale of your software and consulting services. Please revise to discuss the consulting services you offer.

RESPONSE: See revised disclosure.

Technology, page 29

  Please tell us whether there is an agreement that governs your use of the Amazon storage area network, and if so, what consideration you have given to filing the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Amazon Web Services is a month to month agreement which is available online and is public information. The AWS (Amazon Web Services) agreement can be found, http://aws.amazon.com/agreement.

Dependence on one or a few major customers, page 31

  While we note your statement that you “do not expect to be dependent on any one client,” since you only have one customer, it appears that you are dependent on this customer. Please revise. See Item 101(h)(4)(vi) of Regulation S-K. Additionally, please file the agreement governing the relationship with this customer, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K. Please note that if the company is party to an oral contract that, if written, would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

RESPONSE: See revised disclosure.  The Company does not have a written or oral agreement with this customer.  The Company’s first client is online marketing company, they use click fraud detection software program to ensure their marketing campaigns are effective.  Depending upon the client’s volume, which will vary on a monthly basis, the client will call and request the click fraud detection software program and installation consulting services, if needed, with payment upon receipt of our invoice.

Description of Property

  Please file the lease agreement as an exhibit. See Item 601(b)(10)(ii)(D) of Regulation S-K.

RESPONSE: See Exhibit 10.1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Plan of Operation

Hiring sales people, page 36

  Please revise your disclosure to define the abbreviations “B2B” on page 36 and “SEO” and “PPC” on page 37.

RESPONSE: See revised disclosure.

Results of Operations, page 38

  Please expand to discuss in detail the nature of the operating expenses incurred during the periods.

RESPONSE: See revised disclosure.

Certain Relationships and Related Transactions, page 42

  We note your response to prior comment 20 and the revised disclosure on page 43. Please revise to summarize the consulting services received by the company from Messrs. Bossung and Silver and the company owned by Mr. Bossung.

RESPONSE: See revised disclosure.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Fred Covely

Fred Covely

Chief Executive Officer

Grey Cloak Tech Inc.